September 10, 2024

Via EDGAR

Division of Corporation Finance
Office of Life Sciences
Attn: Vanessa Robertson and Kevin Vaughn
U.S. Securities and Exchange Commission 100
F Street, NE
Washington, DC 20549

Re:	Daré Bioscience, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Filed March 28, 2024
File No. 001-36395

Dear Ms. Robertson and Mr. Vaughn:

On behalf of Daré Bioscience, Inc. (the “Company”), this letter is submitted in response to the letter dated August 30, 2024 (the “Comment Letter”) received from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s periodic report referenced above. For convenience, the text of the comment in the Comment Letter is set out below in italicized text followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 114

1. Please provide disclosures to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.

Response: The Company tracks certain of its research and development expenses, which it refers to as “direct program costs,” on a program-by-program basis. Direct program costs include: (a) expenses incurred under agreements with clinical research organizations, investigative sites and other third parties that assist in the conduct of the Company’s clinical trials and nonclinical studies and conduct other research and development and regulatory affairs activities on the Company’s behalf; (b) contract manufacturing expenses, primarily for the production of materials for use in the Company’s clinical trials and nonclinical studies; (c) transaction costs related to acquisitions of companies, technologies and related intellectual property, and other assets; and (d) milestone payments due to third parties under acquisition and in-licensing arrangements. The Company does not track other research and development expenses, which it refers to as “indirect costs,” on a program-by-program basis because those costs generally are deployed across multiple development programs. The indirect costs primarily consist of personnel-related costs, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expenses for employees engaged in research and development functions.

In its future periodic reports, commencing with its Quarterly Report on Form 10-Q for the period ending September 30, 2024, the Company intends to disclose direct program costs incurred during each period presented for each of its key development programs separately and for all other programs consolidated generally by stage of development. For indirect costs, the Company intends to provide a break down by nature or type of indirect cost. The total of the direct program costs and indirect costs will reconcile to total research and development expense on the Company’s Statements of Operations.

The Company intends to include tables similar to those set forth on Exhibit A hereto in the section titled Results of Operations in Part II, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its Quarterly Report on Form 10-Q for the period ending September 30, 2024, as well as narrative disclosure accompanying such tables. Because the quarter ending September 30, 2024 has not been completed, the form of the narrative disclosure accompanying the tables is not set forth on Exhibit A. In its future periodic reports, the Company will also include narrative disclosure regarding the nature or type of expenses that are included in both direct program costs and indirect costs.

*              *              *

If you have further comments or questions relating to the foregoing, please contact Edwin Astudillo of Sheppard Mullin Richter & Hampton, LLP at (858) 720-8953 or eastudillo@sheppardmullin.com.

Sincerely,

/s/ Sabrina Martucci Johnson

Sabrina Martucci Johnson
President and Chief Executive Officer Daré Bioscience, Inc.

cc:	Edwin Astudillo, Sheppard Mullin Richter & Hampton, LLP

Exhibit A

Research and development expenses

The following tables summarize our research and development, or R&D, expenses for the periods indicated, together with the changes in those items in terms of dollars and percentage:

	Three months ended September 30,		Change
Direct program costs:	2024	2023	$	%
Ovaprene
Sildenafil Cream, 3.6%
Other advanced clinical stage programs
Phase 1 and Phase 1-ready clinical stage programs*
Preclinical stage programs*
Other development programs
Total direct program costs
Indirect costs:
Personnel-related (including stock compensation)
Outside services (including consulting)
Facilities-related (including depreciation)
Other indirect R&D costs
Total indirect costs
Total R&D expenses

*Includes contra-R&D expenses related to grant funding and/or the Australian Research and Development Tax Incentive Program.

	Nine months ended September 30,		Change
Direct program costs:	2024	2023	$	%
Ovaprene
Sildenafil Cream, 3.6%
Other advanced clinical stage programs
Phase 1 and Phase 1-ready clinical stage programs*
Preclinical stage programs*
Other development programs
Total direct program costs
Indirect costs:
Personnel-related (including stock compensation)
Outside services (including consulting)
Facilities-related (including depreciation)
Other indirect R&D costs
Total indirect costs
Total R&D expenses

*Includes contra-R&D expenses related to grant funding and/or the Australian Research and Development Tax Incentive Program.